July 31, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

Form N-14 Registration Statement

SEC File No. 333-239625

Ladies and Gentlemen:

This letter sets forth responses to additional oral comments received from Anu Dubey of the Staff of the Securities and Exchange Commission (the “SEC”) on July 31, 2020, pertaining to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on July 1, 2020, in connection with the acquisition of the assets of Virtus Rampart Multi-Asset Trend Fund, a series of Virtus Opportunity Trust, by and in exchange for shares of Virtus Tactical Allocation Fund, a series of the Trust. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto. The comments are numbered according to the numbers of the comments in the original response letter filed by the Registrant on July 30, 2020.

4.	Comment:

On page iv, in response to the third question about who will pay, disclose what are reasons that would be considered reasonable for allocating expenses to shareholders if the Reorganization is not completed. Describe how expenses may be allocated if not done pro rata, and explain the reasons for allocating in a method other than pro rata.

Response:	The following sentence has been revised as follows to clarify than any expenses borne by the funds will be pro rata: “If the Plan is not approved or the Reorganization is not consummated, then the officers of Multi-Asset Trend and Tactical Allocation, or an affiliate, shall, based on the reasons for not consummating the transaction, agree on a reasonable allocation of expenses, which will be on a pro rata basis for any expenses not paid by the Adviser.”

10.	Comment:

On page 13, in footnote (b) and (c), the Staff has serious concerns about the Adviser being able to recoup expenses it waived before the Reorganization from Tactical Allocation after the Reorganization occurs. Will Virtus consider eliminating its ability to recoup these expenses waived before the Reorganization?

EDGAR Operations Branch
July 31, 2020

Response:	Virtus agrees not to recoup after the Reorganization any fees or expenses waived before the Reorganization. The following has been added at the end of the footnote: “The adviser will not recoup any pre-Reorganization waived expenses following the Reorganization.”

12.	Comment:

Page 15, portfolio turnover, last sentence – is the difference in level of turnover another strategy difference in the Funds? If it is, please disclose in the principal investment strategy and risk sections.

Response:	Portfolio Turnover Risk is disclosed as a primary risk for Multi-Asset Trend. In addition, the following statement has been added at the end of Multi-Asset Trend’s principal investment strategies disclosure: “The fund’s strategies may result in high turnover of its portfolio securities.”

14.	Comment:

Page 32, in the board considerations, what did the Board consider regarding the differences in total operating expenses for the Funds, and if they did not consider, why not? See Item 4(a)(3) of Form N-14 and ICA Release 256666 (July 18, 2002).

Response:	The following bullet has been added to reflect that the Board reviewed the subadvisers and portfolio managers of the surviving fund:
“• the fact that Tactical Allocation’s gross and net fund operating expenses, currently and on a pro forma basis, were lower than those for Multi-Asset Trend;”

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Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop Jr.

Enclosures

cc:	Kevin J. Carr, Esq.

Jennifer Fromm, Esq.

Holly van den Toorn, Esq.

David C. Mahaffey, Esq.